Filed by Diamondback Energy, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: QEP Resources, Inc.
Commission File No.: 001-34778
Date: February 22, 2021

DIAMONDBACK ENERGY, INC. ANNOUNCES FOURTH QUARTER AND FULL YEAR 2020 FINANCIAL AND OPERATING RESULTS; INCREASES DIVIDEND

Midland, TX (February 22, 2021) - Diamondback Energy, Inc. (NASDAQ: FANG) (“Diamondback” or the “Company”) today announced financial and operating results for the fourth quarter and full year ended December 31, 2020.

FOURTH QUARTER 2020 HIGHLIGHTS

•Q4 2020 average production of 175.8 MBO/d (299.0 MBOE/d), with average daily oil production up 3% over Q3 2020
•Generated Q4 2020 cash flow from operating activities of $403 million. Operating Cash Flow Before Working Capital Changes (as defined and reconciled below) of $468 million
•Q4 2020 cash capital expenditures of $226 million; Q4 2020 activity-based capital expenditures incurred of approximately $200 million
•Generated Q4 2020 Free Cash Flow (as defined and reconciled below) of $242 million
•Q4 2020 cash operating costs of $6.87 per BOE; including cash general and administrative ("G&A") expenses of $0.51 per BOE and lease operating expenses ("LOE") of $3.38 per BOE
•Increasing annual dividend by 6.7% to $1.60 per share; declared Q4 2020 cash dividend of $0.40 per share payable on March 11, 2021; implies a 2.4% annualized yield based on the February 19, 2021 share closing price of $65.57
•Flared 0.9% of gross natural gas production in the fourth quarter. For the full year ended 2020, flared 2.0% of gross production, down 64% year over year
•Received $103 million federal net operating loss carryback and alternative minimum tax credit refund subsequent to quarter end in January 2021, which included $3 million of interest income
•Announced pending all-stock acquisition of QEP Resources ("QEP") and acquisition of all leasehold interests and related assets of Guidon Operating LLC ("Guidon"). Guidon acquisition is expected to close on Friday, February 26, 2021. QEP stockholder meeting is scheduled for March 16, 2021 to vote on the pending merger. The merger is expected to close shortly thereafter subject to QEP stockholder approval.

FULL YEAR 2020 HIGHLIGHTS

•Full year 2020 average production of 180.8 MBO/d (300.3 MBOE/d)
•Generated full year 2020 cash flow from operating activities of $2.1 billion. Operating Cash Flow Before Working Capital Changes (as defined and reconciled below) of $2.0 billion

•Full year 2020 cash capital expenditures of $1.86 billion; full year 2020 activity-based capital expenditures incurred of approximately $1.40 billion; turned 171 operated horizontal wells to production
•Generated full year 2020 Free Cash Flow of $162 million despite dramatic drop in commodity prices
•Proved reserves as of December 31, 2020 of 1,316 MMBOE (759 MMBo, 58% oil), up 17% year over year; proved developed producing ("PDP") reserves of 817 MMBOE (443 MMBo, 54% oil, 62% of proved reserves), up 8% year over year
•2020 consolidated proved developed finding and development ("PD F&D") costs of $9.65/BOE; drill bit finding and development costs of $5.00/BOE

FULL YEAR 2021 GUIDANCE AND FIRST QUARTER UPDATE
Please note the guidance below gives effect to the pending Guidon acquisition that is expected to close on February 26, 2021, but does not take into account the impact of the pending all-stock acquisition of QEP. Assuming the pending QEP transaction is completed, Diamondback will provide updated guidance giving effect to that transaction.

•Full year 2021 oil production guidance of 178 – 185 MBO/d (308 – 325 MBOE/d)
•Full year 2021 cash CAPEX guidance of $1.35 – $1.55 billion
•The Company expects to drill between 180 – 200 gross (156 - 172 net) wells and complete between 215 – 235 gross (197 – 215 net) wells with an average lateral length of approximately 10,100 feet in 2021
•Diamondback expects the production impact from recent winter storms in the Permian Basin will be in the range of four to five days of total net production lost in the first quarter of 2021. For reference, Diamondback's full month January 2021 actual average daily production was 175.7 MBO/d (304.0 MBOE/d)
•Prior to the winter storms, Diamondback expected its Q1 2021 production guidance to equal its Q4 2020 guidance of 170 to 175 MBO/d (290 - 305 MBOE/d) without giving effect to one month of Guidon production of approximately 12 MBO/d (20 MBOE/d)

“Diamondback executed flawlessly in the fourth quarter of 2020, setting the Company up well for continued solid operational performance in 2021. The benefits of the Company's strategy to move activity to our most productive areas is now starting to pay dividends in terms of capital efficiency and early-time well performance. While the impact of the recent winter storms in the Permian Basin will be significant for first quarter production, we expect to overcome this adversity for the full year 2021 and I am proud of how our field organization responded to this challenge. Well costs and cash operating costs remain near all-time lows, which provide for increased returns to our stockholders as commodity prices have risen in recent months," stated Travis Stice, Chief Executive Officer of Diamondback.

Mr. Stice continued, “We are still operating in a market supported by supply that is being purposely withheld to allow global inventories to decline as demand recovers from the depths of the global pandemic. Diamondback continues to see no need to grow oil production into this artificially undersupplied market, and instead plans to hold fourth quarter 2020 production flat while generating Free Cash Flow used to pay our dividend and pay down debt. The Board's decision to increase the dividend today exhibits its confidence in the forward development plan released today, which further demonstrates our commitment to capital discipline. We look forward to closing and successfully integrating the Guidon assets and the pending QEP merger, and will be prepared to update the market on our pro-forma plan as soon as practicable. As I have mentioned previously, using Free Cash Flow to pay down debt does not preclude Diamondback from increasing cash returns to stockholders."

DIVIDEND INCREASE AND DECLARATION

Diamondback announced today that the Company's Board of Directors approved a 6.7% increase to the Company's annual dividend to $1.60 per share from $1.50 previously and declared a cash dividend of $0.40 per common share for the fourth quarter of 2020 payable on March 11, 2021, to stockholders of record at the close of business on March 4, 2021. Future dividends remain subject to review and approval at the discretion of the Company's Board of Directors.

ENVIRONMENTAL STRATEGY UPDATE

Diamondback today announced significant changes to its environmental, social and governance ("ESG") performance and disclosure, including Scope 1 and methane emissions intensity reduction targets as well as a commitment to point forward Scope 1 carbon neutrality, or "Net Zero Now." The Company plans to update investors on its progress on the below initiatives in both quarterly reporting as well as in its annual Corporate Responsibility Report, which is traditionally published in the third quarter.
•Greenhouse Gas (GHG) Emissions Intensity Reduction Targets
◦Diamondback is committing to reduce its Scope 1 GHG intensity by at least 50% from 2019 levels by 2024
◦Diamondback is committing to reduce its methane intensity by at least 70% from 2019 levels by 2024
◦More detail on the breakdown of and plan to reduce Diamondback's current emissions can be found in the Company's investor presentation posted to its website
•"Net Zero Now"
◦Diamondback today announced the "Net Zero Now" initiative, which means that as of January 1, 2021, every hydrocarbon molecule produced by Diamondback is anticipated to be produced with zero net Scope 1 emissions
◦The GHG and methane intensity reduction targets announced today are the primary focus of the Company as it relates to environmental responsibility, and the Company recognizes it will still have a carbon footprint. Therefore, carbon offset credits will be purchased to offset the remaining emissions
◦Should the Company exceed its GHG reduction targets, then less carbon offset credits will need to be purchased, incentivizing the Company to continue to reduce its Scope 1 carbon footprint
◦The Company, or one of its subsidiaries, intends to eventually invest in income-generating projects that will more directly offset its remaining Scope 1 emissions
•Plan to increase the weighting of ESG metrics in the Company's 2021 annual short-term incentive ("STI") plan to a weighting of 20% from 15% previously
◦ESG Component to be determined by meeting or exceeding the same key environmental and safety metrics as 2020: flaring intensity, GHG intensity, recycled water percentage, fluid spill control and Total Recordable Incident Rate (safety)
◦Each metric will be measured and compensation will be tied to the metrics presented
◦Thresholds will all meet or exceed 2020 actual performance

"With these major announcements today, Diamondback has chosen to adopt a strategy to operate with the highest level of environmental responsibility. We have been encouraged by our stockholders to embrace and lead this transition, irrespective of regulatory, political or social pressures. Gas operators have traditionally operated with a low carbon footprint, and we believe it is time for oil-focused operators to follow the example they have set, albeit with different emissions limitations inherent in oil production. Our social and environmental license to operate as a public oil and gas company based in the United States is going to be influenced by our capital providers, and we do not expect investor pressure for oil and gas companies to improve their environmental performance to subside. It is incumbent on us to improve our environmental performance and compete for capital in an industry with ever-increasing external pressures. Carbon emissions are a cost, and Diamondback is working to become the low-carbon operator in addition to our leadership position as the operator with the lowest capital and operating costs," stated Travis Stice, Chief Executive Officer of Diamondback.

Mr. Stice continued, "The energy transition is here and oil and gas are commodities that will play a vital role in fueling this transition and global growth for decades, regardless of public policy or perception. But, our industry must acknowledge this reality, and change behaviors in order to succeed in this new energy economy. With these announcements today, Diamondback is choosing to implement this new strategy because we think it is the right thing to do for the long-term benefit of our stockholders' investment."

GOVERNANCE AND COMPENSATION UPDATE

Additionally, Diamondback today announced changes to its compensation program. The Company plans to provide additional detail for these and other changes in its upcoming proxy, which it expects to file in the second quarter of 2021.
•Chief Executive Officer's Long Term Incentive ("LTI") compensation target amount reduced by 20% from 2020
•Remainder of executive team 2021 LTI compensation target amount reduced by 10% from 2020
•No upward salary adjustments or change to STI targets for all members of the executive team
•2020 STI scorecard performance to be capped at 100% of target for all executives despite actual scorecard performance of approximately 160% of target
•Plan to update annual STI scorecard metrics to include a Free Cash Flow per share metric with expected weighting of 20% and increase weighting of current ESG metric to 20% as previously mentioned
◦2021 scorecard metrics expected to include: Capital costs per lateral foot, PDP F&D costs, controllable cash costs including LOE and G&A, Return on Average Capital Employed, Free Cash Flow per Share and quantitative ESG metrics
•Both the S&P 500 and the XOP Index have been added as peers to the 2021 peer group

"Diamondback continues to respond to investor feedback and make appropriate changes to compensation and governance practices to reflect incentives that translate to stockholder value creation. The Company has not had a production or reserves growth metric in its scorecard since 2014, added a return on average capital employed metric in 2018, and added specific, measurable ESG metrics in 2020. This year, the Company is adding a Free Cash Flow per share metric to the scorecard. Financial metrics are now expected to make up 40% of the scorecard, with operational metrics expected to make up another 40% and environmental and safety performance expected to make up the remaining 20%. As mentioned previously, one unique aspect of Diamondback's annual cash incentive program is that while 100% of senior management's cash incentive compensation is tied to the scorecard, half of each employee's discretionary cash incentive compensation is also tied to the same scorecard, creating alignment throughout the organization," stated Steve West, Chairman of the Board of Directors of Diamondback.

OPERATIONS UPDATE

The tables below provide a summary of operational activity for the fourth quarter of 2020.

Total Activity (Gross Operated):
Area	Number of Wells Drilled	Number of Wells Completed
Midland Basin	19	24
Delaware Basin	6	11
Total	25	35

Total Activity (Net Operated):
Area	Number of Wells Drilled	Number of Wells Completed
Midland Basin	17	24
Delaware Basin	5	11
Total	22	35

During the fourth quarter of 2020, Diamondback drilled 19 gross horizontal wells in the Midland Basin and six gross horizontal wells in the Delaware Basin. The Company turned 24 operated horizontal wells to production in the Midland Basin and 11 operated horizontal wells to production in the Delaware Basin. The average lateral length for the wells completed during the fourth quarter was 13,034 feet. Operated completions during the fourth quarter consisted of 20 Wolfcamp A wells, eight Lower Spraberry wells, five Wolfcamp B wells, one Jo Mill well and one Third Bone Spring well.

For the full year ended December 31, 2020, the Company drilled 208 gross horizontal wells and turned 171 operated horizontal wells to production. The average lateral length for wells completed during the year ended 2020 was 10,585 feet, and consisted of 87 Wolfcamp A wells, 25 Lower Spraberry wells, 21 Wolfcamp B wells, 17 Middle Spraberry wells, 11 Second Bone Spring wells, six Third Bone Spring wells and four Jo Mill wells.

FINANCIAL UPDATE
Diamondback's fourth quarter 2020 net loss was $739 million, or $4.68 per diluted share. Adjusted net income (a non-GAAP financial measure as defined and reconciled below) was $130 million, or $0.82 per diluted share. Fourth quarter 2020 net loss includes a non-cash impairment charge of $1,022 million as a result of the lower SEC Pricing because of the sharp decline in commodity prices.

Fourth quarter 2020 Consolidated Adjusted EBITDA (as defined and reconciled below) was $528 million. Adjusted EBITDA net of non-controlling interest was $475 million.

Fourth quarter 2020 average unhedged realized prices were $38.64 per barrel of oil, $1.35 per Mcf of natural gas and $14.68 per barrel of natural gas liquids, resulting in a total equivalent unhedged price of $27.41 per BOE.

Diamondback's cash operating costs for the fourth quarter of 2020 were $6.87 per BOE, including LOE of $3.38 per BOE, cash G&A expenses of $0.51 per BOE, production and ad valorem taxes of $1.71 per BOE and gathering and transportation expenses of $1.27 per BOE.

As of December 31, 2020, Diamondback had $61 million in standalone cash and $23 million of borrowings outstanding under its revolving credit facility, with approximately $1.98 billion available for future borrowing under the facility and $2.04 billion of total liquidity.

During the fourth quarter of 2020, Diamondback spent $197 million on drilling and completion, $7 million on midstream, $12 million on infrastructure and $10 million on non-operated properties, for total capital cash expenditures of $226 million. For the year ended December 31, 2020, the Company spent $1.55 billion on drilling and completion, $140 million on midstream, $108 million on infrastructure and $58 million on non-operated properties, for total capital cash expenditures of $1.86 billion.

RESERVES

Ryder Scott Company, L.P. prepared estimates of Diamondback's proved reserves as of December 31, 2020. Reference prices of $39.57 per barrel of oil and $1.99 per MMbtu of natural gas were used in accordance with applicable rules of the Securities and Exchange Commission. Realized prices with applicable differentials were $38.06 per barrel of oil, $0.09 per Mcf of natural gas and $10.83 per barrel of natural gas liquids.

Proved reserves at year-end 2020 of 1,316 MMBOE represent a 17% increase over year-end 2019 reserves. Proved developed reserves increased by 8% to 817 MMBOE (62% of total proved reserves) as of December 31, 2020, reflecting the continued development of the Company's horizontal well inventory. Proved undeveloped reserves ("PUD" or "PUDs") increased to 500 MMBOE, a 36% increase over year-end 2019, and are comprised of 666 locations, of which 149 are in the Delaware Basin. Crude oil represents 58% of Diamondback's total proved reserves.

Net proved reserve additions of 299 MMBOE resulted in a reserve replacement ratio of 272% (defined as the sum of extensions, discoveries, revisions, purchases and divestitures, divided by annual production). The organic reserve replacement ratio was 269% (defined as the sum of extensions, discoveries and revisions, divided by annual production).

Extensions and discoveries of reserves were the primary contributor to the increase in reserves totaling 302 MMBOE followed by net purchases of reserves totaling 3 MMBOE, with divestitures of 1 MMBOE and downward revisions of 6 MMBOE. PDP extensions accounted for 22% of the total increase in reserves. PDP extensions were the result of 129 wells in which the Company has a working interest, and PUD extensions were the result of 277 new locations in which the Company has a working interest. Net acquisitions of reserves of 3 MMBOE were the net result of acquisitions of 3.5 MMBOE and divestitures of 0.5 MMBOE. Downward revisions of 6.3 MMBOE were primarily the result of negative revisions due to lower commodity pricing of 54.6 MMBOE, which were partially offset by positive revisions of 23.1 MMBOE associated with a reduction in LOE, resulting in a total negative pricing revision of 31.6 MMBOE. Downgrades of 31.1 MMBOE were predominantly from changes in the corporate development plan. These revisions were offset by positive performance revisions of 56.4 MMBOE associated with less gas flaring and a corresponding increase in NGL recoveries. Downward revisions of 78.2 MMBO were primarily the result of negative revisions due to lower commodity pricing of 25.3 MMBO, which were partially offset by positive revisions of 11.6 MMBO associated with a reduction in LOE, resulting in total negative pricing revision of 13.7 MMBO. Downgrades of 19.6 MMBO were predominantly from changes in the corporate development plan. Of the negative 44.9 MMBO performance revisions, 35.7 MMBO were associated with changes to PDP estimates and 9.3 MMBO were associated with changes to PUD type curves.

The SEC PUD guidelines allow a company to book PUD reserves associated with projects that are to occur within the next five years. With its current development plan, the Company expects to continue its strong PUD conversion ratio in 2021 by converting an estimated 30% of its PUDs to a Proved Developed category, and develop 80% of the consolidated 2021 year-end PUD reserves by the end of 2023.

	Oil (MBbls)	Liquids (MBbls)	Gas (MMcf)	MBOE
Proved Reserves As of December 31, 2019	710,903	230,203	1,118,811	1,127,574
Extensions and discoveries	191,009	58,410	316,035	302,092
Revisions of previous estimates	(78,244)	21,927	300,160	(6,290)
Purchase of reserves in place	2,124	778	3,512	3,487
Divestitures	(209)	(141)	(905)	(501)
Production	(66,182)	(21,981)	(130,549)	(109,921)
Proved Reserves As of December 31, 2020	759,401	289,196	1,607,064	1,316,441

Diamondback's exploration and development costs in 2020 were $1,479 million. PD F&D costs were $9.65/BOE. PD F&D costs are defined as exploration and development costs, excluding midstream, divided by the sum of reserves associated with transfers from proved undeveloped reserves at year-end 2019 including any associated revisions in 2020 and extensions and discoveries placed on production during 2019. Drill bit F&D costs were $5.00/BOE including the effects of all revisions including pricing revisions. Drill bit F&D costs are defined as the exploration and development costs, excluding midstream, divided by the sum of extensions, discoveries and revisions.

	Year Ended December 31,
	2020	2019	2018
	(In millions)
Acquisition costs:
Proved properties	$13	$194	$5,665
Unproved properties	106	418	5,818
Development costs	381	956	493
Exploration costs	1,098	1,915	1,090
Total	$1,598	$3,483	$13,066

FULL YEAR 2021 GUIDANCE

Below is Diamondback's guidance for the full year 2021, which gives effect to the pending Guidon acquisition that is expected to close on February 26, 2021. This guidance does not take into effect the pending QEP acquisition which, pending stockholder approval, is expected to close shortly after the stockholder meeting scheduled for March 16, 2021.

	2021 Guidance	2021 Guidance
	Diamondback Energy, Inc.	Viper Energy Partners LP

Total net production – MBOE/d	308.0 - 325.0	24.50 - 26.50
Oil production – MBO/d	178.0 - 185.0	14.75 - 16.00

Unit costs ($/BOE)
Lease operating expenses, including workovers	$3.90 - $4.30
G&A
Cash G&A	$0.45 - $0.55	$0.60 - $0.80
Non-cash equity-based compensation	$0.30 - $0.40	$0.10 - $0.25
DD&A	$8.75 - $10.75	$9.50 - $10.50
Interest expense (net of interest income)	$1.60 - $1.80	$3.00 - $3.50
Gathering and transportation	$1.25 - $1.35

Production and ad valorem taxes (% of revenue)(a)	7%	7%
Corporate tax rate (% of pre-tax income)	23%

Gross horizontal wells drilled (net)	180 - 200 (156 - 172)
Gross horizontal wells completed (net)	215 - 235 (197 - 215)
Average lateral length (Ft.)	~10,100'
Midland Basin well costs per lateral foot	$520 - $580
Delaware Basin well costs per lateral foot	$720 - $800
Midland Basin net lateral feet (%)	~75%
Delaware Basin net lateral feet (%)	~25%

Capital Budget ($ - million)
Operated horizontal drilling and completion	$1,070 - $1,210
Non-operated capital and capital workovers	$150 - $170
Midstream (ex. long-haul pipeline investments)	$60 - $80
Infrastructure and Environmental	$70 - $90
2021 Capital Spend	$1,350 - $1,550
(a)Includes production taxes of 4.6% for crude oil and 7.5% for natural gas and NGLs and ad valorem taxes.

CONFERENCE CALL
Diamondback will host a conference call and webcast for investors and analysts to discuss its results for the fourth quarter and full year of 2020 on Tuesday, February 23, 2021 at 8:00 a.m. CT. Participants should call (877) 440-7573 (United States/Canada) or (253) 237-1144 (International) and use the confirmation code 2863138. A telephonic replay will be available from 11:00 a.m. CT on Tuesday, February 23, 2021 through Tuesday, March 2, 2021 at 11:00 a.m. CT. To access the replay, call (855) 859-2056 (United States/Canada) or (404) 537-3406 (International) and enter confirmation code 2863138. A live broadcast of the earnings conference call will also be available via the internet at www.diamondbackenergy.com under the “Investor Relations” section of the site. A replay will also be available on the website following the call.

About Diamondback Energy, Inc.

Diamondback is an independent oil and natural gas company headquartered in Midland, Texas focused on the acquisition, development, exploration and exploitation of unconventional, onshore oil and natural gas reserves primarily in the Permian Basin in West Texas. For more information, please visit www.diamondbackenergy.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that Diamondback assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events, including the current adverse industry and macroeconomic conditions, commodity price volatility, production levels, the impact of the recent presidential and congressional elections on energy and environmental policies and regulations, any other potential regulatory actions (including those that may impose production limits in the Permian Basin), the impact and duration of the ongoing COVID-19 pandemic, acquisitions and sales of assets (including the pending QEP and Guidon acquisitions), future dividends, production, drilling and capital expenditure plans, severe weather conditions (including the impact of the recent severe winter storms on production volumes), impact of impairment charges and effects of hedging arrangements. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected by the management of Diamondback. Information concerning these risks and other factors can be found in Diamondback’s filings with the Securities and Exchange Commission ("SEC"), including its reports on Forms 10-K, 10-Q and 8-K, which can be obtained free of charge on the SEC’s web site at http://www.sec.gov. Diamondback undertakes no obligation to update or revise any forward-looking statement.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS; ADDITIONAL INFORMATION AND WHERE TO FIND IT

As previously announced, on December 20, 2020, the Company, QEP Resources, Inc. ("QEP") and Bohemia Merger Sub, Inc., the Company's wholly owned subsidiary ("Merger Sub"), entered into an Agreement and Plan of Merger, as may be amended from time to time, under which, Merger Sub will be merged with and into QEP, with QEP surviving as the Company's direct, wholly owned subsidiary (the "Pending Merger"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. In connection with the Pending Merger, the Company previously with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, as amended, which was declared effective by the SEC on February 10, 2021 (the "Registration Statement"). The Registration Statement includes a proxy statement of QEP that also constitutes a prospectus of the Company. Each of the Company and QEP have filed and may continue to file other relevant documents with the SEC regarding the Pending Merger. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. A definitive proxy statement of QEP was mailed to stockholders of QEP on or about February 10, 2021.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND QEP ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN, AND MAY IN THE FUTURE BE, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PENDING MERGER.

Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about the Company and QEP, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company's website at https://www.diamondbackenergy.com/home/default.aspx under the tab "Investors" and then under the heading "Financial Information." Copies of the documents filed with the SEC by QEP are available free of charge on QEP's website at https://www.qepres.com under the tab "Investors" and then under the heading "Financial Information."

PARTICIPANTS IN THE SOLICITATION

The Company, QEP and certain of their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of the Company is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 24, 2020, and information regarding the directors and executive officers of QEP is available in its definitive proxy statement for its 2020 annual meeting, filed with the SEC on April 2, 2020.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Rule 424(b)(3) prospectus filed with the SEC on February 10, 2021. Investors should read the prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the Company or QEP using the sources indicated above.

Diamondback Energy, Inc.
Consolidated Balance Sheets
(unaudited, in millions, except share amounts)

	December 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$104	$123
Restricted cash	4	5
Accounts receivable:
Joint interest and other, net	56	186
Oil and natural gas sales, net	281	429
Inventories	33	37
Derivative instruments	1	46
Income tax receivable	100	19
Prepaid expenses and other current assets	23	24
Total current assets	602	869
Property and equipment:
Oil and natural gas properties, full cost method of accounting ($7,493 million and $9,207 million excluded from amortization at December 31, 2020 and December 31, 2019, respectively)	27,377	25,782
Midstream assets	1,013	931
Other property, equipment and land	138	125
Accumulated depletion, depreciation, amortization and impairment	(12,314)	(5,003)
Property and equipment, net	16,214	21,835
Funds held in escrow	51	—
Equity method investments	533	479
Derivative instruments	—	7
Deferred income taxes, net	73	142
Investment in real estate, net	101	109
Other assets	45	90
Total assets	$17,619	$23,531
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable - trade	$71	$179
Accrued capital expenditures	186	475
Current maturities of long-term debt	191	—
Other accrued liabilities	302	304
Revenues and royalties payable	237	278
Derivative instruments	249	27
Total current liabilities	1,236	1,263
Long-term debt	5,624	5,371
Derivative instruments	57	—
Asset retirement obligations	108	94
Deferred income taxes	783	1,886
Other long-term liabilities	7	11
Total liabilities	7,815	8,625
Commitments and contingencies
Stockholders’ equity:
Common stock, $0.01 par value; 200,000,000 shares authorized; 158,088,182 and 159,002,338 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively	2	2
Additional paid-in capital	12,656	12,357
Retained earnings (accumulated deficit)	(3,864)	890
Total Diamondback Energy, Inc. stockholders’ equity	8,794	13,249
Non-controlling interest	1,010	1,657
Total equity	9,804	14,906
Total liabilities and equity	$17,619	$23,531

Diamondback Energy, Inc.
Consolidated Statements of Operations
(unaudited, $ in millions except per share data, shares in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenues:
Oil, natural gas and natural gas liquid sales	$754	$1,089	$2,756	$3,887
Midstream services	13	13	50	64
Other operating income	2	2	7	13
Total revenues	769	1,104	2,813	3,964
Costs and expenses:
Lease operating expenses	93	126	425	490
Production and ad valorem taxes	47	68	195	248
Gathering and transportation	35	34	140	88
Midstream services expense	24	31	105	91
Depreciation, depletion and amortization	268	401	1,304	1,447
Impairment of oil and natural gas properties	1,022	790	6,021	790
General and administrative expenses	24	36	88	104
Asset retirement obligation accretion	2	1	7	7
Other operating expense	—	1	4	4
Total costs and expenses	1,515	1,488	8,289	3,269
Income (loss) from operations	(746)	(384)	(5,476)	695
Other income (expense):
Interest expense, net	(50)	(39)	(197)	(172)
Other income (expense), net	1	(1)	2	4
Gain (loss) on derivative instruments, net	(163)	(111)	(81)	(108)
Gain (loss) on revaluation of investment	—	1	(9)	5
Loss on extinguishment of debt	—	(56)	(5)	(56)
Income (loss) from equity investments	—	(6)	(10)	(6)
Total other income (expense), net	(212)	(212)	(300)	(333)
Income (loss) before income taxes	(958)	(596)	(5,776)	362
Provision for (benefit from) income taxes	(202)	(124)	(1,104)	47
Net income (loss)	(756)	(472)	(4,672)	315
Net income (loss) attributable to non-controlling interest	(17)	15	(155)	75
Net income (loss) attributable to Diamondback Energy, Inc.	$(739)	$(487)	$(4,517)	$240

Earnings (loss) per common share:
Basic	$(4.68)	$(3.04)	$(28.59)	$1.47
Diluted	$(4.68)	$(3.04)	$(28.59)	$1.47
Weighted average common shares outstanding:
Basic	157,975	159,998	157,976	163,493
Diluted	157,975	160,154	157,976	163,843
Dividends declared per share	$0.40	$0.3750	$1.525	$0.9375

Diamondback Energy, Inc.
Consolidated Statements of Cash Flows
(unaudited, in millions)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

Cash flows from operating activities:
Net income (loss)	$(756)	$(472)	$(4,672)	$315
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for (benefit from) deferred income taxes	(202)	(124)	(1,042)	47
Impairment of oil and natural gas properties	1,022	790	6,021	790
Depreciation, depletion and amortization	268	401	1,304	1,447
Loss on early extinguishment of debt	—	56	5	56
(Gain) loss on derivative instruments, net	163	111	81	108
Cash received (paid) on settlement of derivative instruments	(38)	47	250	80
Equity-based compensation expense	10	21	37	48
Other	1	8	37	15
Changes in operating assets and liabilities:
Accounts receivable	(48)	(71)	217	(187)
Income tax receivable	—	—	(62)	—
Prepaid expenses and other	3	21	2	29
Accounts payable and accrued liabilities	(2)	7	(20)	(129)
Revenues and royalties payable	18	71	(41)	135
Other	(36)	21	1	(15)
Net cash provided by (used in) operating activities	403	887	2,118	2,739
Cash flows from investing activities:
Drilling, completions and non-operated additions to oil and natural gas properties	(207)	(674)	(1,611)	(2,557)
Infrastructure additions to oil and natural gas properties	(12)	(16)	(108)	(120)
Additions to midstream assets	(7)	(58)	(140)	(244)
Acquisitions of leasehold interests	(30)	(132)	(119)	(443)
Acquisitions of mineral interests	(1)	(13)	(66)	(333)
Funds held in escrow	(51)	7	(51)	—
Proceeds from sale of assets	61	(1)	63	300
Investment in real estate	—	—	—	(1)
Contributions to equity method investments	(12)	(260)	(102)	(485)
Other	13	3	33	(5)
Net cash provided by (used in) investing activities	(246)	(1,144)	(2,101)	(3,888)
Cash flows from financing activities:
Proceeds from borrowings under credit facilities	213	941	1,130	2,350
Repayments under credit facilities	(240)	(2,550)	(1,478)	(3,718)
Proceeds from senior notes	—	3,469	997	3,469
Repayment of senior notes	—	(1,250)	(239)	(1,250)
Proceeds from joint venture	(7)	(3)	40	39
Premium on extinguishment of debt	—	(44)	(2)	(44)
Debt issuance costs	—	(11)	(11)	(18)
Public offering costs	—	(1)	—	(41)
Proceeds from public offerings	—	—	—	1,106
Repurchased shares under buyback program	—	(193)	(98)	(593)
Repurchased units under buyback program	(39)	—	(39)	—
Dividends to stockholders	(59)	(30)	(236)	(112)
Distributions to non-controlling interest	(16)	(43)	(93)	(122)
Other	—	—	(8)	(4)
Net cash provided by (used in) financing activities	(148)	285	(37)	1,062
Net increase (decrease) in cash and cash equivalents	9	28	(20)	(87)
Cash, cash equivalents and restricted cash at beginning of period	99	100	128	215
Cash, cash equivalents and restricted cash at end of period	$108	$128	$108	$128
Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	$135	$122	$235	$237

Diamondback Energy, Inc.
Selected Operating Data
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Production Data:
Oil (MBbls)	16,173	17,937	66,182	68,518
Natural gas (MMcf)	34,067	28,219	130,549	97,613
Natural gas liquids (MBbls)	5,655	5,078	21,981	18,498
Combined volumes (MBOE)(1)	27,506	27,718	109,921	103,285

Daily oil volumes (BO/d)(2)	175,793	194,972	180,825	187,721
Daily combined volumes (BOE/d)(2)	298,978	301,284	300,331	282,972

Average Prices:
Oil ($ per Bbl)	$38.64	$54.74	$36.41	$51.87
Natural gas ($ per Mcf)	$1.35	$1.07	$0.82	$0.68
Natural gas liquids ($ per Bbl)	$14.68	$15.15	$10.87	$14.42
Combined ($ per BOE)	$27.41	$39.28	$25.07	$37.63

Oil, hedged ($ per Bbl)(3)	$37.35	$54.69	$40.34	$51.96
Natural gas, hedged ($ per Mcf)(3)	$0.97	$1.15	$0.67	$0.86
Natural gas liquids, hedged ($ per Bbl)(3)	$14.50	$15.93	$10.83	$15.20
Average price, hedged ($ per BOE)(3)	$26.14	$39.48	$27.26	$38.00

Average Costs per BOE:
Lease operating expenses	$3.38	$4.52	$3.87	$4.74
Production and ad valorem taxes	1.71	2.46	1.77	2.40
Gathering and transportation expense	1.27	1.25	1.27	0.86
General and administrative - cash component	0.51	0.54	0.46	0.54
Total operating expense - cash	$6.87	$8.77	$7.37	$8.54

General and administrative - non-cash component	$0.36	$0.73	$0.34	$0.46
Depletion	$8.98	$14.03	$11.30	$13.54
Interest expense, net	$1.82	$1.40	$1.79	$1.66
(1)Bbl equivalents are calculated using a conversion rate of six Mcf per one Bbl.
(2)The volumes presented are based on actual results and are not calculated using the rounded numbers in the table above.
(3)Hedged prices reflect the effect of our commodity derivative transactions on our average sales prices. Our calculation of such effects includes realized gains and losses on cash settlements for matured commodity derivatives, which we do not designate for hedge accounting.

NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. The Company defines Adjusted EBITDA as net income (loss) plus non-cash (gain) loss on derivative instruments, net, interest expense, net, depreciation, depletion, amortization and accretion, depreciation and interest expense related to equity method investments, impairment and abandonments related to equity method investments, (gain) loss on revaluation of investment, loss on extinguishment of debt, impairment of oil and natural gas properties, non-cash equity-based compensation expense, capitalized equity-based compensation expense, other non-cash transactions and provision for (benefit from) income taxes. Adjusted EBITDA is not a measure of net income as determined by United States’ generally accepted accounting principles ("GAAP"). Management believes Adjusted EBITDA is useful because the measure allows it to more effectively evaluate the Company’s operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company adds the items listed above to net (loss) income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within its industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies or to such measure in our credit facility or any of our other contracts.

The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measure of net income (loss):

Diamondback Energy, Inc.
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(unaudited, in millions)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income (loss)	$(756)	$(472)	$(4,672)	$315
Non-cash loss on derivative instruments, net	125	158	331	188
Interest expense, net	50	39	197	172
Depreciation, depletion, amortization and accretion	270	401	1,311	1,451
Depreciation and interest expense related to equity method investments	12	1	32	3
Impairment and abandonments related to equity method investments	—	—	17	—
(Gain) loss on revaluation of investment	—	(1)	9	(5)
Loss on extinguishment of debt	—	56	5	56
Impairment of oil and natural gas properties	1,022	790	6,021	790
Non-cash equity-based compensation expense	14	29	53	65
Capitalized equity-based compensation expense	(4)	(8)	(16)	(17)
Other non-cash transactions	(3)	—	—	—
Provision for (benefit from) income taxes	(202)	(124)	(1,104)	47
Consolidated Adjusted EBITDA	528	869	$2,184	$3,065
Less: Adjustment for non-controlling interest	53	42	142	116
Adjusted EBITDA attributable to Diamondback Energy, Inc.	$475	$827	$2,042	$2,949

Adjusted net income is a non-GAAP financial measure equal to net loss adjusted for non-cash loss on derivative instruments, net, impairment of oil and natural gas properties, and related income tax adjustments. The Company’s computation of adjusted net income may not be comparable to other similarly titled measures of other companies or to such measure in our credit facility or any of our other contracts.
The following table presents a reconciliation of adjusted net income to net loss:

Diamondback Energy, Inc.
Adjusted Net Income
(unaudited, in millions, except per share data)

	Three Months Ended December 31, 2020
	Pre-Tax Amounts	Amounts Per Diluted Share
Net loss	$(756)	$(4.77)
Non-cash loss on derivative instruments, net	125	0.79
Impairment of oil and natural gas properties	1,022	6.44
Adjusted net income excluding above items	391	2.46
Income tax adjustment for above items	(242)	(1.53)
Adjusted net income(1)	149	0.94
Less: Adjusted net income attributable to non-controlling interest(1)	19	0.12
Adjusted net income attributable to Diamondback Energy, Inc.(1)	$130	$0.82

Weighted average common shares outstanding:
Basic		157,975
Diluted		158,587
(1) Calculated using diluted shares (non-GAAP)

Operating cash flow before working capital changes, which is a non-GAAP financial measure representing net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The Company believes operating cash flow before working capital changes is an accepted measure of an oil and natural gas company’s ability to generate cash used to fund exploration, development and acquisition activities and service debt or pay dividends. The Company also uses this measure because adjusted operating cash flow relates to the timing of cash receipts and disbursements that the Company may not control and may not relate to the period in which the operating activities occurred. This allows the Company to compare its operating performance with that of other companies without regard to financing methods and capital structure.

Additionally, the Company provides Free Cash Flow, which is a non-GAAP financial measure. Free Cash Flow is cash flow from operating activities before changes in working capital in excess of cash capital expenditures. The Company believes that Free Cash Flow is useful to investors as it provides a measure to compare both cash flow from operating activities and additions to oil and natural gas properties across periods on a consistent basis. These measures should not be considered as an alternative to, or more meaningful than, net cash provided by operating activities as an indicator of operating performance. The Company's computation of operating cash flow before working capital changes and Free Cash Flow may not be comparable to other similarly titled measures of other companies.

The following tables present a reconciliation of net cash provided by operating activities to operating cash flow before working capital changes and to Free Cash Flow:

Diamondback Energy, Inc.
Operating Cash Flow
(unaudited, in millions)
	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net cash provided by operating activities	$403	$887	$2,118	$2,739
Less: Changes in cash due to changes in operating assets and liabilities:
Accounts receivable	(48)	(71)	217	(187)
Income tax receivable	—	—	(62)	—
Accrued interest	3	21	2	29
Accounts payable and accrued liabilities	(2)	7	(20)	(129)
Revenues and royalties payable	18	71	(41)	135
Other	(36)	21	1	(15)
Total working capital changes	(65)	49	97	(167)
Operating cash flow before working capital changes	$468	$838	$2,021	$2,906

Diamondback Energy, Inc.
Free Cash Flow
(unaudited, in millions)
	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Operating cash flow before working capital changes	$468	$838	$2,021	$2,906

Drilling, completions and non-operated additions to oil and natural gas properties	(207)	(674)	(1,611)	(2,557)
Infrastructure additions to oil and natural gas properties	(12)	(16)	(108)	(120)
Additions to midstream assets	(7)	(58)	(140)	(244)
Total Cash CAPEX	(226)	(748)	(1,859)	(2,921)
Free Cash Flow	$242	$90	$162	$(15)

RECONCILIATION OF TOTAL DEBT TO NET DEBT

The Company defines net debt as total debt less cash and cash equivalents. Net debt should not be considered an alternative to, or more meaningful than, total debt, the most directly comparable GAAP measure. Management uses net debt to determine the Company's outstanding debt obligations that would not be readily satisfied by its cash and cash equivalents on hand. The Company believes this metric is useful to analysts and investors in determining the Company's leverage position because the Company has the ability to, and may decide to, use a portion of its cash and cash equivalents to reduce debt.

	December 31, 2020	Net Q4 Borrowings/(Repayments)	September 30, 2020	December 31, 2019
	(in millions)
Diamondback Energy, Inc.(a)(b)	$4,713	$16	$4,697	$4,391
Viper Energy Partners LP(b)	564	(43)	607	597
Rattler Midstream LP(b)	579	(6)	585	424
Total debt	5,856	$(33)	5,889	5,412
Cash and cash equivalents	(104)		(92)	(123)
Net debt	$5,752		$5,797	$5,289
(a) Includes $191 million of debt which matures on September 1, 2021.
(b) Excludes debt issuance costs, discounts and premiums.

PV-10

PV-10 is the Company's estimate of the present value of the future net revenues from proved oil and natural gas reserves after deducting estimated production and ad valorem taxes, future capital costs and operating expenses, but before deducting any estimates of future income taxes. The estimated future net revenues are discounted at an annual rate of 10% to determine their "present value." The Company believes PV-10 to be an important measure for evaluating the relative significance of its oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, the Company believes the use of a pre-tax measure is valuable for evaluating the Company. The Company believes that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and natural gas industry. The following table reconciles PV-10 to the Company's standardized measure of discounted future net cash flows, the most directly comparable measure calculated and presented in accordance with GAAP. PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

(in millions)	December 31, 2020
Standardized measure of discounted future net cash flows	$6,758
Add: Present value of future income tax discounted at 10%	267
PV-10	$7,025

DERIVATIVES

As of February 19, 2021 the Company has a total of 121.4 thousand barrels of crude oil per day protected in the first half of 2021 and 91.0 thousand barrels of crude oil per day protected in the second half of 2021, with 100% of those hedges having unlimited downside protection as a swap, put or collar. These hedge positions are consolidated to include hedges in place at Viper Energy Partners LP (“Viper”).

As of February 19, 2021, the Company had the following outstanding consolidated derivative contracts, including derivative contracts at Viper. The Company’s derivative contracts are based upon reported settlement prices on commodity exchanges, with crude oil derivative settlements based on New York Mercantile Exchange West Texas Intermediate pricing and Crude Oil Brent pricing and with natural gas derivative settlements based on the New York Mercantile Exchange Henry Hub pricing. When aggregating multiple contracts, the weighted average contract price is disclosed.

	Crude Oil (Bbls/day, $/Bbl)
	Q1 2021	Q2 2021	Q3 2021	Q4 2021	1H 2022	2H 2022
Swaps - WTI (Cushing)	5,000	2,000	—	—	—	—
	$45.46	$47.35	—	—	—	—
Swaps - WTI (Magellan East Houston)	5,000	5,000	5,000	5,000	—	—
	$37.78	$37.78	$37.78	$37.78	—	—
Swaps - Crude Brent Oil	5,000	5,000	5,000	5,000	—	—
	$41.62	$41.62	$41.62	$41.62	—	—
Costless Collars - WTI (Cushing)	37,000	15,000	12,000	19,000	—	—
Long Put Price ($/Bbl)	$34.95	$33.00	$32.50	$37.11	—	—
Ceiling Price ($/Bbl)	$45.17	$45.33	$44.59	$50.71	—	—
Costless Collars - WTI (Magellan East Houston)	—	—	5,000	—	—	—
Long Put Price ($/Bbl)	—	—	$45.00	—	—	—
Ceiling Price ($/Bbl)	—	—	$57.90	—	—	—
Costless Collars - Crude Brent Oil(1)	82,000	82,000	62,000	64,000	11,800	—
Long Put Price ($/Bbl)	$39.04	$39.40	$39.61	$39.78	$45.00	—
Ceiling Price ($/Bbl)	$48.51	$48.84	$48.42	$48.90	$61.35	—
Short Puts - Crude Brent Oil	—	—	—	—	5,000	5,000
	—	—	—	—	$35.00	$35.00
Basis Swaps - WTI (Midland)	21,278	23,000	18,000	18,000	—	—
	$0.79	$0.80	$0.93	$0.93	—	—
Roll Swaps - WTI	20,611	37,000	25,000	25,000	—	—
	$0.09	$0.19	$0.32	$0.32	—	—

(1) Includes 18,000 BO/d of Q1 2022 Brent costless collars

	Natural Gas (Mmbtu/day, $/Mmbtu)
	Q1 2021	Q2 2021	Q3 2021	Q4 2021	1H 2022	2H 2022
Natural Gas Swaps - Henry Hub	206,889	220,000	220,000	220,000	—	—
	$2.66	$2.67	$2.67	$2.67	—	—
Natural Gas Basis Swaps - Waha Hub	230,000	250,000	250,000	250,000	130,000	130,000
	$-0.69	$-0.66	$-0.66	$-0.66	$-0.40	$-0.40

	Natural Gas Liquids (Bbls/day, $/Bbl)
	Q1 2021	Q2 2021	Q3 2021	Q4 2021	1H 2022	2H 2022
Natural Gas Liquids Swaps - Mont Belvieu Ethane	—	—	—	—	—	—
	—	—	—	—	—	—
Natural Gas Liquids Swaps - Mont Belvieu Propane	1,311	2,000	2,000	2,000	—	—
	$29.40	$29.40	$29.40	$29.40	—	—

Investor Contact:
Adam Lawlis
+1 432.221.7467
alawlis@diamondbackenergy.com